David Dreisinger, Ph.D., P.Eng., F.C.I.M., F.C.A.E.
5233 Bentley Crescent, Delta, British Columbia Canada V4K 4K2

I, David Dreisinger, do hereby certify that as one of the qualified person (QP) of this Technical Report, Updated Technical Report on the NorthMet Deposit, dated 12 October 2012; and hereby make the following statements:

1.

I am the President of Dreisinger Consulting Inc. with a business office at 5233 Bentley Crescent, Delta, British Columbia. I was retained by PolyMet Mining to study metallurgical treatment of the NorthMet Deposit between 2003 and the present. I am a graduate of Queen’s University in Kingston, Canada with a B.Sc. (Metallurgical Engineering, 1980) and a Ph.D. (Metallurgical Engineering, 1984). I am a Fellow of the Canadian Institute of Mining, Metallurgy and Petroleum. I am Fellow of the Canadian Academy of Engineering.

2.

I have practiced my profession continuously since graduation. I have been employed in research and teaching at the University of British Columbia since 1984 and currently hold the title of Professor and Chairholder, Industrial Research Chair in Hydrometallurgy in the Department of Materials Engineering. I have provided consulting services to the global metallurgical industry since 1987. I have been the President of Dreisinger Consulting Inc. since 1998.

3.	I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (Registration Number 15803, May 6, 1987).

4.	As a result of my experience and qualifications, I am a Qualified Person as defined under National Instrument 43-101. I am not independent of PolyMet Mining.

5.

I have visited the NorthMet site on numerous occasions starting in January, 2004. I have made visits to the SGS Minerals Laboratory in Lakefield, Canada to observe metallurgical testing of the NorthMet ore since 2004.

6.	I am responsible for the mineral processing portion of section 1 and sections 13 and 17.

7.

As of the date of this Certificate, to my knowledge, information, and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

8.	I am not independent of the Issuer (PolyMet Mining Inc. (PolyMet)) as defined by Section 1.5 of the Instrument. I currently serve as a director of PolyMet Mining.

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43- 101 and Form 43-101F1.

10.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43- 101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

11.	I consent to the use of this Report for disclosure purposes of PolyMet Mining.